# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QUMULUSAI, INC., CIK 0002084026
CUSIP: 74906Q102
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 817 W Peachtree Street NW, Suite 935, Atlanta, Georgia (GA), 30308
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001542153

## Reporting persons
- Focus Partners Wealth: type of reporting person: investment adviser (IA); citizenship or place of organization: Missouri (MO); sole voting power 1,909,195.5; shared voting power 0; sole dispositive power 1,909,195.5; shared dispositive power 0; aggregate amount beneficially owned 0 (5.7% of the class)

## Item 1. Issuer
Name of issuer: QUMULUSAI, INC.
Address of issuer's principal executive offices:
817 W Peachtree Street NW, Suite 935, Atlanta, GEORGIA
30308

## Item 2. Person Filing
Name of person filing: Focus Partners Wealth
Address of principal business office or, if none, residence:
190 CARONDELET PLAZA
SUITE 600
ST LOUIS, Missouri
63105
Citizenship: Focus Partners Wealth - MISSOURI

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,909,195.5
Percent of class: 5.7
Sole power to vote or to direct the vote: Focus Partners Wealth - 1,909,195.5
Shared power to vote or to direct the vote: Focus Partners Wealth - 0
Sole power to dispose or to direct the disposition: Focus Partners Wealth - 1,909,195.5
Shared power to dispose or to direct the disposition: Focus Partners Wealth - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Focus Partners Wealth: Vincent Gratch, Deputy Chief Compliance Officer (11/03/2026)